EXHIBIT 32.1


Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


In connection with the Annual Report of The Dixie Group, Inc. (the "Company") on Form 10-K for the period ending December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350 (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002) that he is the Chief Executive Officer of the Company and that: (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in the Report.

 /s/ **DANIEL K. FRIERSON**
Daniel K. Frierson, Chief Executive Officer
Date: March 8, 2006

A signed original of this written statement required by Section 906 has been provided to The Dixie Group, Inc. and will be retained by The Dixie Group, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.